EXHIBIT 99.1

Hydro Sells Share in Snohvit

Hydro has entered into an agreement to sell its 10 percent stake in production licences PL064, PL077, PL078, PL097, PL099, PL100 and PL110 in the Norwegian offshore sector, including the Snohvit gas field development. The buyer is Statoil ASA.

At the same time Hydro also entered into another agreement: The purchase of a two per cent interest from Statoil in the PL134B and PL199 licences, including the Kristin field.

The Snohvit transaction is expected to result in an estimated accounting gain for Hydro of approximately NOK 100 million, after tax.

"We are very satisfied with the agreements. This is a result of Hydro's active management of the company's oil and gas portfolio, and in line with Hydro's strategic positions. The two percent share increase in production licences PL134B and PL199 on Haltenbanken in the Norwegian offshore sector will also strengthen Hydro's ownership position in the Kristin field", says Senior Vice President Lars Christian Alsvik of Hydro Exploration and Development Norway.

Hydro's investment reduction from January 2004 onward following the proposed agreements will be about NOK 2900 million. As a result of the agreements Hydro's total reduction in proven reserves will be about 80 million barrels of oil equivalents (SEC's definition).

The Snohvit field is approximately 130 kilometers northwest of Hammerfest and was discovered in 1984. The development solution is based on a sub-sea development with gas and condensate pipeline to an onshore processing plant, where gas is converted to Liquefied natural gas (LNG) and shipped to the market. Contractual deliveries are due to start in 2006.

The Kristin field is part of Haltenbanken Vest in the Norwegian offshore sector. The authorities approved a Plan for Development and Operation in December 2001. The field is a sub-sea development, tied back to a semi-submersible production platform. Production is planned to start 2005.

The agreements will be signed January 23rd, and are subjects to approval by the Norwegian authorities.

Snohvit is currently owned by:

+-------------------------------------------+
| Statoil ASA (Operator)           | 22.29% |
|----------------------------------+--------|
| Petoro AS                        | 30.00% |
|----------------------------------+--------|
| Total E&P Norge AS               | 18.40% |
|----------------------------------+--------|
| Gaz de France Norge AS           | 12.00% |
|----------------------------------+--------|
| Norsk Hydro Produksjon AS        | 10.00% |
|----------------------------------+--------|
| Amerada Hess Norge AS            | 3.26%  |
|----------------------------------+--------|
| RWE-Dea Norge AS                 | 2.81%  |
|----------------------------------+--------|
| Svenska Petroleum Exploration AS | 1.24%  |
+-------------------------------------------+

Kristin is currently owned by:

+--------------------------------------+
| Statoil ASA (Operator)      | 46.60% |
|-----------------------------+--------|
| Petoro AS                   | 18.90% |
|-----------------------------+--------|
| Norsk Hydro Produksjon AS   | 12.00% |
|-----------------------------+--------|
| Mobil Development Norway AS | 10.50% |
|-----------------------------+--------|
| ENI Norge AS                | 9.00%  |
|-----------------------------+--------|
| Total E&P Norge AS          | 3.00%  |
+--------------------------------------+

***** Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website www.hydro.com (http://www.hydro.com).

Contacts:

Hege Marie Norheim
Telephone: (+47) 22 53 81 25
Cellular:  (+47) 95 70 64 27
E-mail:    hege.marie.norheim@hydro.com

Lars Bjelvin
Telephone: (+47) 22 53 66 14
Cellular:  (+47) 48 29 56 67
E-mail:    Lars.Bjelvin@hydro.com